UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-65377

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Guidance Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
11107 Sunset Hills Road, Suite 200
(No. and Street)

Reston	VA	20190
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Gainor (703) 885-0824
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1800 Tysons Blvd.	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

AB 3/13

OATH OR AFFIRMATION

I, **Thomas Gainor**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Guidance Securities, LLC**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

General Counsel & Compliance Officer

Title

DON P. WEIHER II
Notary Public. State of Florida
Commission# EE 125650
My comm expires Aug. 28. 2015

Notary Public

FLDL
656083659 0470
8/31/05 2/9/13

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

Guidance Securities, LLC

Financial Statements and Supplementary Information
As of and for the years ended December 31, 2011 and 2010

pwc

Report of Independent Auditors

February 24, 2012

To the Board of Directors and Member of
Guidance Securities, LLC:

In our opinion, the accompanying statements of financial condition and related statements of operations, member's equity and cash flows present fairly, in all material respects, the financial position of Guidance Securities, LLC (the "Company") at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is a wholly owned subsidiary of Guidance Financial Group, LLC ("the Parent") which is a wholly owned subsidiary of CG (IFS), Inc. As disclosed in Note 5 of the financial statements, the Company has extensive transactions and relationships with certain affiliated companies. The financial position of the Company may not be indicative of that which would have been had the Company operated independently.

PricewaterhouseCoopers LLP

February 24, 2012

GUIDANCE SECURITIES, LLC
Statements of Financial Condition
As of December 31, 2011 and 2010

	2011	2010
Assets		
Cash	$ 25,009	$ 28,254
Due from affiliate	-	-
Prepaid insurance	212	152
Deposits	377	87
Total assets	$ 25,598	$ 28,493
Liabilities and Member's Equity		
Accounts payable	$ 3,337	$ -
Accrued liablities	-	-
Due to affiliate	45	17,500
Total liabilities	3,382	17,500
Commitment and contingencies (Note 6)	-	-
Member's equity		
Member's equity	85,000	35,000
Accumulated (deficit) / earnings	(62,784)	(24,007)
Total member's equity	22,216	10,993
Total liabilities and member's equity	$ 25,598	$ 28,493

The accompanying notes are an integral part of these financial statements.

GUIDANCE SECURITIES, LLC
Statements of Operations
For the years ended December 31, 2011 and 2010

	2011	2010
Revenue		
Total revenue	$ -	$ -
Expenses		
Operating expenses		
Professional fees	35,910	23,000
Other operating expenses	2,867	1,007
Total expenses	38,777	24,007
Net loss	$ (38,777)	$ (24,007)

The accompanying notes are an integral part of these financial statements.

GUIDANCE SECURITIES, LLC
Statement of Member's Equity
For the years ended December 31, 2011 and 2010

	Member's Equity
Balance at December 31, 2009	$ 35,000
Net loss	(24,007)
Balance at December 31, 2010	10,993
Capital contribution	50,000
Net loss	(38,777)
Balance at December 31, 2011	$ 22,216

The accompanying notes are an integral part of these financial statements.

GUIDANCE SECURITIES, LLC
Statements of Cash Flows
For the years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities		
Net loss	$ (38,777)	$ (24,007)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase)/ decrease in:		
Prepaid expenses	(61)	(152)
Deposits	(290)	260
Due from affiliate	-	27,700
Increase in:		
Accounts payable	3,338	-
Accrued liablities	-	-
Due to affiliate	(17,455)	17,500
Net cash provided by (used in) operating activities	(53,245)	21,301
Cash flows from financing activities		
Contributions from members	50,000	-
Net cash used in financing activities	50,000	-
Net increase (decrease) in cash and cash equivalents	(3,245)	21,301
Cash and cash equivalents, beginning of year	28,254	6,953
Cash and cash equivalents, end of year	$ 25,009	$ 28,254

The accompanying notes are an integral part of these financial statements.

1. Organization

Guidance Securities, LLC (the "Company") is headquartered in Reston, Virginia. The Company is a Delaware limited liability company formed on March 25, 2002, and is a wholly-owned subsidiary of Guidance Financial Group, LLC (the "Parent") which is a wholly-owned subsidiary of CG (IFS), Inc. The Company was formed to distribute financial products and services to certain investors in the United States.

The Company was capitalized on March 25, 2002 by a $10,000 capital contribution from the Parent. The Company is generally dependent upon borrowings and capital contributions from the Parent to fund operating activities.

The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") and intends to provide distribution services for an affiliate, Guidance Investments Mutual Funds, which will be advised by another affiliate, Guidance Investments, LLC.

2. Significant Accounting Policies

The accounting policies that materially affect the determination of financial position, results of operations and cash flows are summarized below. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America.

Method of accounting

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are difficult to predict and beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

Cash

Cash consists of cash deposited with banks with a maturity of three months or less when purchased. The Company maintains its own cash accounts, which are periodically funded with capital contributions from its affiliates.

Deposits

Deposits consist of amounts deposited with FINRA. These deposits may be drawn down from time to time by FINRA in satisfaction of license and other Company expenses owing to them.

Income taxes
The accompanying financial statements contain no provision for federal and state income taxes. In accordance with the Internal Revenue Code and the Company's operating agreement, all Federal and state income tax liabilities and/or tax benefits are passed through to the equity member. The Company's tax return and the amount of allocable Company profits or losses are subject to examination by federal and state taxing authorities. If such changes result in changes to the Company profits and losses, the tax liability of the member could be changed accordingly.

3. Customer transactions

The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers." The Company limits its activities to the management of certain alliance relationships of an affiliate.

The Company did not perform any customer securities transactions during 2011 or 2010.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 8:1 during the initial year of operations and 15:1 thereafter.

At December 31, 2011 and 2010, the Company had net capital of $21,627 and $10,754, respectively, which was $16,401 and $4,587, respectively in excess of its required capital of $5,226 and $6,167, respectively.

The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 and 2010 was 3,382:21,627 and 17,500:10,754, respectively.

5. Related-Party Transactions

The Company is a member of a group of affiliated entities. The Parent, per an Expense Reimbursement Agreement, has agreed to assume liability for certain expenses incurred by the Company. At December 31, 2011 and 2010, the Parent had assumed no costs for the years then ended and had assumed costs of $191,766 since the inception of the Company.

6. Commitments and Contingencies

As of December 31, 2011, no customer securities transactions had been completed.

GUIDANCE SECURITIES, LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2011 and 2010

Schedule I

	2011	2010
Total aggregate indebtedness	$ 3,382	$ 17,500
Net capital:		
Total member's equity	$ 22,216	$ 10,993
Non-allowance assets:		
Due from affiliate	-	-
Prepaid expenses	(212)	(152)
Deposits	(377)	(87)
Net capital	$ 21,627	$ 10,754
Ratio of aggregate indebtedness to net capital	3,382:21,627	17,500:10,754
Computation of basis net capital requirement:		
Minimum net capital required (6.67% of aggregate indebtedness)	$ 226	$ 1,167
Minimum dollar net capital required for introducing broker-dealer	$ 5,000	$ 5,000
Net capital required	$ 5,226	$ 6,167
Excess net capital	$ 16,401	$ 4,587
Reconciliation with Company's computation (included in Part II of Form X-17a5) as of December 31, 2010 and 2009:		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 21,627	$ 10,754
Net capital, per above	$ 21,627	$ 10,754

As disclosed in Note 1 and Note 3 of the notes to the financial statements, the Company does not carry securities accounts for customers nor does the Company perform custodial functions relating to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that Rule.

pwc

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Member of
Guidance Securities, LLC:

In planning and performing our audit of the financial statements of Guidance Securities, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2012

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us